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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D
(Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
            1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             ARMOR HOLDINGS, INC.
                               (Name of Issuer)

                         Common Stock, Par Value $.01
                        (Title of Class of Securities)

                                 042260109
                               (CUSIP Number)

                             Stephen B. Salzman
                              FS Partners, LLC
                         767 Fifth Avenue, 50th Floor
                           New York, New York 10153
                                (212) 223-9696
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                               December 3, 1997
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13D

CUSIP No. 042260109                              Page 2 of 13 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    FS Partners, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,055,024
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                      1,055,024

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                      1,055,024

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    6.6%

     14        TYPE OF REPORTING PERSON*
                    OO




SCHEDULE 13D

CUSIP No. 042260109                                       Page 3 of 13 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Thomas F. Frist III

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH          1,055,024
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                       1,055,024

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                      1,055,024

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    6.6%

     14        TYPE OF REPORTING PERSON*
                    IN





SCHEDULE 13D

CUSIP No. 042260109                                        Page 4 of 13 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Stephen B. Salzman

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [ ]
               GROUP*                                        (b) [x]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH         1,055,024
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                      1,055,024

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,055,024

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    6.6%

     14        TYPE OF REPORTING PERSON*
                    IN



SCHEDULE 13D                                                Page 5 of 13 Pages

ITEM 1.   SECURITY AND ISSUER.

      This statement relates to the common stock, $.01 par value per share (the "Common Stock"), issued by Armor Holdings, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 13386 International Parkway, Jacksonville, Florida 32218.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a) This statement is filed by (i) FS Partners, LLC, a Delaware limited liability company ("FS Partners"), with respect to shares of Common Stock beneficially owned by it, (ii) Thomas F. Frist III ("Mr. Frist"), with respect to shares of Common Stock beneficially owned by FS Partners, and (iii) Stephen B. Salzman ("Mr. Salzman") with respect to shares of Common Stock beneficially owned by FS Partners. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

      (b) The business address of each of the Reporting Persons is 767 Fifth Avenue, 50th Floor, New York, NY 10153.

      (c) The principal business of FS Partners is that of a limited liability company engaging in the purchase and sale of securities for investment for its own account. The principal occupation of each of Messrs. Frist and Salzman is serving as Member of FS Partners.

      (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
       (f) Messrs. Frist and Salzman are United States citizens. FS Partners is a Delaware limited liability company.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock held by FS Partners is approximately $10,658,033. Neither Mr. Frist nor Mr. Salzman own directly any shares of Common Stock.

      The shares of Common Stock purchased by FS Partners were purchased with the investment capital of such entity.

      Some of the shares of Common Stock beneficially owned by FS Partners are held in a margin account maintained at Merrill, Lynch, Pierce, Fenner & Smith, Inc., which account may from time to time have a debit balance. Since other securities are held in such margin account, it is not possible to determine the amounts, if any, of margin used with repect to the shares of
                                                            Page 6 of 13 Pages
Common Stock purchased. Currently, the interest rate charged on such margin account is approximately 6% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

      The Reporting Persons will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of shares of Common Stock. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such Common Stock, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.

      None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 16,023,740 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 10, 1997, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the quarter ending September 30, 1997 (which is the most recent Form 10-Q on file).

            (i) FS Partners owns beneficially 1,055,024 shares of Common Stock, constituting approximately 6.6% of the shares outstanding.
            (ii) Mr. Frist owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Frist may be deemed to beneficially own 1,055,024 shares of Common Stock held by FS Partners, constituting approximately 6.6% of the shares outstanding.
            (iii) Mr. Salzman owns directly no shares of Common Stock. By reason of the provisions of Rule 13d-3 of the Act, Mr. Salzman may be deemed to beneficially own 1,055,024 shares of Common Stock held by FS Partners, constituting approximately 6.6% of the shares outstanding.



                                                            Page 7 of 13 Pages
            (iv) In the aggregate, the Reporting Persons beneficially own a total of 1,055,024 shares of Common Stock, constituting approximately 6.6% of the shares outstanding.

      (b) FS Partners has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its managing members, Messrs. Frist and Salzman. Messrs. Frist and Salzman, as managing members of FS Partners, have shared power to dispose of and shared power to vote the Common Stock held by FS Partners.

      (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock during the past 60 days by FS Partners, which were all in the open market on the American Stock Exchange, are set forth in Schedule A.

      (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Other than the agreement(s) described hereunder there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

      The following agreements among the persons named in Item 2 hereof or between such persons and any other person relate to the securities of the
Company:

      (i) FS Partners and Martin Currie Investment Management Limited entered into a registration rights agreement (the "Agreement") with the Company dated as of June 23, 1997. The Agreement provides, among other things, for the registration under the Securities Act of 1933 (the "Securities Act") of 520,911 shares of Common Stock purchased by FS Partners on June 23, 1997 (the "Private Placement Shares"). The Private Placement Shares, among other shares, were registered pursuant to a Form S-3 registration statement which has become effective.

      (ii) FS Partners entered into a lock up agreement (the "Lock Up Agreement"), with the Company and Dillon, Read, & Co., Inc., that it will not offer, sell or otherwise dispose of any of the Private Placement Shares, subject to certain exceptions, until approximately January 19, 1998.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      The following exhibits are being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act.
                                                           Page 8 of 13 Pages
Exhibit 2 Lock Up Agreement between FS Partners, the Company, and Dillon, Read & Co., Inc., described in Item 6 (ii).






                                                           Page 9 of 13 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  December 15, 1997           /s/ Thomas F. Frist III
                                    Thomas F. Frist III, individually
                                    and on behalf of
                                    FS Partners, LLC

                                    /s/ Stephen B. Salzman
                                    Stephen B. Salzman, individually







                                                           Page 10 of 13 Pages

                                  Schedule A

                             FS Partners, L.L.C.

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       commissions, if any)
__________________________________________________________________________


12/3/97                   87,613                      $10.81

12/4/97                   60,000                      $11.00

12/5/97                  109,500                      $10.80

12/11/97                  75,000                      $10.27








                                                           Page 11 of 13 Pages

                                 EXHIBIT 1

                        JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13D-1(F)1

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



DATED:  December 15, 1997           /s/ Thomas F. Frist III
                                    Thomas F. Frist III, individually
                                    and on behalf of
                                    FS Partners, LLC

                                    /s/ Stephen B. Salzman
                                    Stephen B. Salzman, individually




                                                        Page 12 of 13 Pages

                                 EXHIBIT 2


July    , 1997

Armor Holdings, Inc.
13386 International Parkway
Jacksonville, Florida 32218

Dillon, Read & Co. Inc.
535 Madison Avenue
New York, New York  10002

Ladies and Gentlemen:

          The undersigned, an executive officer, director or stockholder of Armor Holdings, Inc., a Delaware corporation (the "Company"), understands and agrees as follows:

          1. The Company has filed a registration statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended, with the Securities and Exchange Commission, which Registration Statement contemplates the public offering of common stock, par value $0.01 per share (the "Common Stock") of the Company.

          2. After consultation, the Company, the undersigned and Dillon, Read & Co. Inc., Equitable Securities Corporation and Stephens Inc., acting as Representatives of the Underwriters (the "Underwriters") for the proposed public offering, have agreed that any significant sales by the officers, directors and significant stockholders of the Company within the 180-day period after the date of the effectiveness of the Registration Statement could have an adverse effect on the market price for the Common Stock,and that the public to whom the Common Stock are being offered should be protected for a reasonable time from the impact of such sales.

          3. It is in the best interests of the Company and of all the stockholders of the Company to have a successful public offering and stable and orderly public market thereafter.

          Therefore, in order to induce the Company and the Underwriters to proceed with the proposed public offering, the undersigned will not, directly or indirectly, offer, sell, contract to sell, make subject to any purchase option or otherwise dispose of or cause the disposition of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for shares of Common Stock, prior to the expiration of 180 days from the date of the effectiveness of the Registration Statement, without the prior written consent of Dillon, Read & Co. Inc., except for transfers to the undersigned's spouse, child, grandchild, parent or sibling, or to a trust for the benefit of the undersigned or any of the foregoing, in each case so long as such transferee executes a copy of this letter and becomes bound thereby.

          The agreement provided herein shall be effective only if the proposed public offering takes place on or prior to August 31, 1997.

                                                           Page 13 of 13 Pages


                                            FRIST CAPITAL PARTNERS


                                            By: /s/ Stephen B. Salzman
                                                Name: Stephen B. Salzman
                                                Title: Principal